SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 13, 2011

Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces first quarter financial and operating results, updated 2011 guidance to include Shaw Media, and dividend increase
Calgary, Alberta (January 13, 2011) — Shaw Communications Inc. announced results for the first quarter ended November 30, 2010. Consolidated revenue for the three month period of $1.08 billion was up 19% over the comparable period last year. Total operating income before amortization1 of $473 million was comparable to the prior year. Excluding a one-time CRTC Part II fee recovery last year, the current period improvement in operating income before amortization was 18%.
Free cash flow1 for the quarter was $145 million compared to $165 million for the same period last year. The current three month period included free cash flow from the new division, Shaw Media, for the period October 27 to November 30, offset by the one-time CRTC Part II fee recovery last year.
Chief Executive Officer Brad Shaw said, “Our performance for the first three months has us off to a solid start for the year. Our financial results include a partial quarter for our new Media division. We have welcomed our additional 2,100 employees and are excited as we together begin to develop and capitalize on the opportunities to leverage content with our distribution systems.”
Net income of $20 million or $0.04 per share for the quarter ended November 30, 2010 compared to $114 million or $0.26 per share for the same period last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).2 The current period included a charge of $139 million for the discounted value of the $180 million CRTC benefit obligation related to the acquisition of Shaw Media, as well as business acquisition, integration and restructuring expenses of $58 million. The prior period included debt retirement costs and amounts related to financial instruments of $82 million and $45 million, respectively. Excluding the non-operating items, net income for the three month period ended November 30, 2010 would have been $159 million compared to $180 million in the same period last year.
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including all of CW Media, the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration of approximately $2.0 billion includes net debt at CW Media. During 2010, the Company completed certain portions of the acquisition and funded $743.0 million, including acquisition costs, with cash on hand. Shaw completed the outstanding portions of the acquisition on October 27 and funded additional payments of approximately $500.0 million, which paid Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as other transaction costs. Shaw assumed approximately $815.0 million of debt outstanding in CW Media, including a term loan and 13.5% Senior Notes due 2015 (the “2015 Notes”). Immediately after the closing Shaw refinanced the CW Media term loan, including breakage of related currency swaps, which will generate significant interest savings.

Revenue in the Cable division was up 7% for the three month period to $758 million. The improvement was primarily driven by customer growth and rate increases. Excluding the one-time CRTC Part II fee recovery last year, operating income before amortization was up 5% for the quarter.
Revenue in the Satellite division was $206 million for the three month period, up 3% over the comparable period last year. Operating income before amortization for the quarter was $70 million compared to $95 million, or excluding the one-time Part II fee recovery, $68 million, for the same period last year.
Revenue in the Media division for the period October 27, 2010 to November 30, 2010 was $125 million and operating income before amortization was $57 million. For informational purposes, on a comparative basis to Q1 last year, Media revenues for the full quarter were up approximately 8% and operating income before amortization, excluding the impact of the one-time Part II fee recovery last year, improved 19%.
Mr. Shaw continued, “Our preliminary 2011 free cash flow guidance of approximately $550 million provided on October 22, 2010 for our core Cable and Satellite business has not changed. We expect the new Media assets will generate approximately $75 million of free cash flow for the 10 month period of inclusion during fiscal 2011 before considering cash funding of the CRTC benefit obligation amounts. Over the next 7 years the benefit obligation funding will approximate $275 million comprising $180 million from the Shaw acquisition and $95 million remaining from the Canwest acquisition of the specialty services in 2007. After considering the estimated 2011 CRTC benefit obligation cash funding, we expect Media to contribute approximately $50 million of free cash flow for the 10 month period and consolidated fiscal 2011 free cash flow to approximate $600 million. For informational purposes, on a full year basis, Media operating income before amortization, excluding the Part II fee recovery last year, is expected to improve approximately 10% over the prior year to $290 million and free cash flow on a full year basis, after considering CRTC benefit obligation cash funding and non-controlling interest amounts, would approximate $100 million.”
“We remain committed to wireless and are excited about the opportunity wireless represents for our Company going forward. With the rapid evolution of wireless technology and changing market conditions, we believe it is best to take a disciplined approach to our wireless rollout to ensure we deliver an exceptional customer experience. Accordingly, during 2011 we plan to invest approximately $150 — $200 million on this initiative and now expect to launch these services in our first major market early in calendar year 2012, approximately 3 months later than previously anticipated.”
Today the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.92 on Shaw’s Class B Non-Voting Participating shares and $0.9175 on Shaw’s Class A Participating shares. This new rate will be effective commencing with the monthly dividends to be paid on March 30, 2011.

On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million from its reopened offering of 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing.
Most recently, Shaw announced that it completed the repurchase of US $52 million of the 2015 Notes. As a result of a change of control triggered due to the acquisition of the Media business, an offer to purchase all of the 2015 Notes outstanding was required (the “Change of Control Offer”). An aggregate of US $52 million face amount of the 2015 Notes was tendered to the Change of Control Offer and were purchased for cancellation for an aggregate price of approximately $60 million, including accrued interest. The Change of Control Offer expired on December 15, 2010 and no further purchases are required.
In the first quarter, the Company’s Board of Directors concluded an agreement with the previous Chief Executive Officer to facilitate an orderly and timely transition of senior management functions. Brad Shaw was appointed CEO to lead the many requirements necessary to ensure a successful integration of the new Shaw Media assets. The Board agreed to pay Jim Shaw a package which is comparable to standards and practices for a CEO of his long tenure. Taking into account his 28 years as an employee of Shaw and his 12 years as CEO, the Board also agreed to credit 18 months of additional service in respect of his pension benefit to recognize his significant contribution to the growth and financial success of the Company over many years.
Brad Shaw concluded, “Our acquisition of the Canwest broadcasting assets completed this quarter is positive for the Canadian broadcasting system and all of Shaw’s stakeholders, including our customers, employees and shareholders. The acquisition will enable us to monetize and distribute content across multiple platforms, including TV, computer, and our future wireless service. Going forward, through continued innovation and technology enhancements, we plan to open up new opportunities for growth and evolve in step with consumer demands.”
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2010
January 13, 2011
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2010 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2010
Selected Financial Highlights

	Three months ended November 30,
			Change
($000’s Cdn except per share amounts)	2010	2009	%
Operations:
Revenue	1,078,905	905,934	19.1
Operating income before amortization (1)	473,354	474,952	(0.3)
Operating margin (1) (2)	43.9%	44.1%	(0.2)
Funds flow from operations (3)	264,380	338,952	(22.0)
Net income	20,332	114,229	(82.2)
Per share data:
Earnings per share — basic and diluted	$0.04	$0.26
Weighted average participating shares outstanding during period (000’s)	433,792	432,507

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Operating margin is adjusted to exclude the one-time CRTC Part II recovery for the three months ended November 30, 2009. Including the one-time CRTC Part II recovery, the operating margin would be 52.4%.

(3)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended November 30,
	November 30, 2010	2010	2009
Subscriber statistics:
Basic cable customers	2,326,766	(7,542)	(1,416)
Digital customers	1,713,135	62,216	88,259
Internet customers (including pending installs)	1,837,618	18,752	36,242
Digital phone lines (including pending installs)	1,146,148	49,842	61,461
DTH customers	904,257	(1,539)	1,097

Shaw Communications Inc.
Additional Highlights
•	Revenue of $1.08 billion for the three month period improved 19.1% over the comparable period last year.

•	Free cash flow[1] for the quarter was $145.0 million compared to $165.4 million for the same period last year.

•
During the quarter the Corporation’s Board of Directors announced the orderly transition of executive management responsibilities and effective November 17, 2010 Brad Shaw was appointed Chief Executive Officer.

•
Shaw launched the “Together is Amazing” movement as an opportunity for every Canadian to extend him/herself. Together is Amazing gives momentum to ideas by allowing people to join together to accomplish more as a group than they could ever do alone. Fill the Food Banks was the first campaign launched and ran from September 20 to November 15, 2010.

•
On October 27, 2010 Shaw completed the final steps in the Canwest acquisition transaction funding additional payments of approximately $500 million, which paid Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as other transaction costs.

•
On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million of its reopened offering of 6.75% notes due 2039.

•
Today the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.92 on Shaw’s Class B Non-Voting Participating shares and $0.9175 on Shaw’s Class A Participating shares. This new rate will be effective commencing with the monthly dividends to be paid on March 30, 2011.

Consolidated Overview
Consolidated revenue of $1.08 billion for the quarter improved 19.1% over the same period last year. The improvement was primarily due to the acquisition of Shaw Media, as well as customer growth and rate increases in the Cable and Satellite divisions. Consolidated operating income before amortization for the three month period of $473.4 million was comparable to the same period last year. The current period included Shaw Media from the acquisition closing date on October 27, 2010 and also improved revenue related growth, partially offset by higher employee related and other costs in the Cable and Satellite divisions. The prior three month period benefitted from a one-time CRTC Part II fee recovery of $75.3 million. Excluding this one-time recovery, the current year improvement was 18.4%.

Shaw Communications Inc.
Net income was $20.3 million for the three months ended November 30, 2010 compared to $114.2 million for the same period last year. Non-operating items affected net income in both periods. The current period included a charge of $139.1 million for the discounted value of the $180.0 million CRTC benefit obligation, net of incremental revenues, related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $58.1 million. The prior period included debt retirement costs and amounts related to financial instruments of $81.6 million and $44.6 million, respectively. Outlined below are further details on these and other operating and non-operating components of net income for each period.

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	November 30, 2010	of interest	operating	November 30, 2009	of interest	operating
Operating income	292,612			315,854
Amortization of financing costs — long-term debt	(1,020)			(1,101)
Interest expense — debt	(68,695)			(62,064)

Operating income after interest	222,897	222,897	—	252,689	252,689	—
Debt retirement costs	—	—	—	(81,585)	—	(81,585)
CRTC benefit obligation	(139,098)		(139,098)
Business acquisition, integration and restructuring expenses	(58,104)	—	(58,104)	—	—	—
Loss on derivative instruments	(1,411)	—	(1,411)	(44,432)	—	(44,432)
Accretion of long-term liabilities	(1,933)	—	(1,933)	(213)	—	(213)
Foreign exchange gain on unhedged long-term debt	3,318	—	3,318	—	—	—
Other gains	2,429	—	2,429	8,717	—	8,717

Income (loss) before income taxes	28,098	222,897	(194,799)	135,176	252,689	(117,513)
Current income tax expense (recovery)	55,342	59,600	(4,258)	94,578	67,006	27,572
Future income tax expense (recovery)	(33,951)	4,066	(38,017)	(73,631)	5,551	(79,182)

Income (loss) before following	6,707	159,231	(152,524)	114,229	180,132	(65,903)
Equity income on investees	13,625	—	13,625	—	—	—

Net income (loss)	20,332	159,231	(138,899)	114,229	180,132	(65,903)

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
The changes in net income are outlined in the table below.

	November 30, 2010 net income compared to:
	Three months ended
(000’s Cdn)	August 31, 2010	November 30, 2009
Increased (decreased) operating income before amortization	50,202	(1,598)
Increased amortization	(7,536)	(21,563)
Increased interest expense	(6,191)	(6,631)
Change in net other costs and revenue (1)	(169,769)	(63,661)
Decreased (increased) income taxes	32,051	(444)

	(101,243)	(93,897)

(1)
Net other costs and revenue includes debt retirement costs, the CRTC benefit obligation, business acquisition, integration and restructuring expenses, loss on derivative instruments, accretion of long-term liabilities, foreign exchange gain on unhedged long-term debt, other gains and equity income on investees as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Shaw Communications Inc.
Basic earnings per share were $0.04 for the quarter compared to $0.26 in the same period last year. The decrease was primarily due to higher net other costs and revenue of $63.7 million and increased amortization of $21.6 million. The change in net other costs and revenue was primarily due to amounts related to the CRTC benefit obligation and various acquisition, integration and restructuring costs in the current period partially offset by debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the prior year. Operating income before amortization was comparable over both periods. In the prior three month period operating income before amortization included a one-time CRTC Part II fee recovery of $75.3 million which was offset in the current period by amounts related to Shaw Media and growth in the Cable and Satellite divisions.
Net income in the current quarter decreased $101.2 million compared to the fourth quarter of fiscal 2010 mainly due to increased net other costs and revenue of $169.8 million resulting from the CRTC benefit obligation and various acquisition, integration and restructuring costs partially offset by improved operating income before amortization of $50.2 million due to the Media acquisition.
Free cash flow for the quarter of $145.0 million compared to $165.4 million in the same period last year. The decrease was mainly due to higher capital investment of $18.6 million in the current period. Operating income was comparable over both periods due to the one-time CRTC Part II fee recovery last year being offset by amounts in the current period from Shaw Media and growth in the Cable and Satellite divisions. The Cable division generated $77.9 million of free cash flow for the quarter compared to $121.0 million in the comparable period. The Satellite division achieved free cash flow of $27.1 million for the three month period compared to $44.4 million last year. The Media division generated $40.0 million of free cash flow for the period from October 27 to November 30, 2010.
In May 2010 Shaw announced that it had entered into agreements to acquire 100% of the broadcasting business of Canwest including all the equity interest in CW Media, the company that owns the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The total consideration of approximately $2.0 billion included approximately $815.0 million of net debt at CW Media. During 2010, the Company completed certain portions of the acquisition and funded $743.0 million, including acquisition costs, with cash on hand. Also during 2010 the Competition Bureau cleared Shaw’s acquisition of Canwest’s broadcasting business and the Ontario Superior Court of Justice issued a sanction order approving the restated consolidated plan of compromise, arrangement and reorganization. In late September the CRTC held a public hearing to consider Shaw’s application to assume control of Canwest and approval was given on October 22, 2010. Shaw completed the transaction on October 27, 2010 and funded total payments of approximately $500.0 million, which paid Canwest bondholders, other affected creditors of Canwest and Canwest shareholders, as well as other transaction costs. Shaw assumed approximately $815.0 million of debt outstanding in CW Media, including a term loan and the 2015 Notes. Immediately after the closing Shaw refinanced the CW Media term loan, including breakage of related currency swaps, which will generate significant interest savings.
In September Shaw launched the Together is Amazing movement aiming to harness the power of the Shaw network across Canada to inspire people and communities to come together to do something amazing. Fill the Food Banks was the first campaign launched and ran from September 20 to November 15, 2010. Demonstrating the power of togetherness, Shaw along with partnering organizations and community members across Canada more than doubled their goal of one million pounds of food, raising in excess of two and a half million pounds of food for food banks across Canada.

Shaw Communications Inc.
On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million from its reopened offering of 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing.
On December 21, 2010 Shaw announced that it completed the repurchase of US $51.6 million of the 2015 Notes. As a result of a change of control triggered due to the acquisition of the Media business, an offer to purchase all of the 2015 Notes outstanding was required. An aggregate of US $51.6 million face amount of the 2015 Notes was tendered to the Change of Control Offer and were purchased for cancellation for an aggregate price of approximately $60.0 million, including accrued interest. The Change of Control Offer expired on December 15, 2010 and no further purchases are required.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Operating income before amortization and operating margin
Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.

Shaw Communications Inc.
Free cash flow for cable and satellite is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net) and adjusted to exclude stock-based compensation expense.
Commencing in 2011 with respect to the new Media segment, free cash flow will be determined as detailed above and in addition, Shaw will deduct cash amounts associated with funding the new and assumed CRTC benefit obligation related to the acquisition of Shaw Media as well as exclude the non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.
Free cash flow is calculated as follows:

	Three months ended November 30,
($000’s Cdn)	2010	2009 (2)
Cable free cash flow (1)	77,914	121,010
Combined satellite free cash flow (1)	27,092	44,418
Media free cash flow (1)	40,015	—

Free cash flow	145,021	165,428

(1)	Reconciliations of free cash flow for cable, satellite and media are provided under “Cable — Financial Highlights”, “Satellite — Financial Highlights” and “Media — Financial Highlights”.

(2)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, Cable free cash flow has decreased and Combined satellite free cash flow has increased by $850.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
($000’s Cdn)	2010	2009 (3)%
Revenue	757,831	709,747	6.8

Operating income before amortization (1)	347,855	380,252	(8.5)

Capital expenditures and equipment costs (net):
New housing development	25,624	21,730	17.9
Success based	62,975	50,350	25.1
Upgrades and enhancement	61,533	62,169	(1.0)
Replacement	11,739	12,578	(6.7)
Buildings/other	15,509	13,258	17.0

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	177,380	160,085	10.8

Free cash flow before the following	170,475	220,167	(22.6)
Less:
Interest expense	(50,947)	(55,166)	(7.6)
Cash taxes	(45,375)	(48,005)	(5.5)

Other adjustments:
Non-cash stock based compensation	3,761	4,014	(6.3)

Free cash flow (1)	77,914	121,010	(35.6)

Operating margin (2)	45.9%	46.7%	(0.8)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the three months ended November 30, 2009. Including the one-time CRTC Part II recovery, operating margin would be 53.6%.

(3)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, revenue has increased by $1,237 and operating income before amortization and free cash flow have decreased by $850.

Operating Highlights
•	Digital customers increased 62,216 during the quarter to 1,713,135. Shaw’s Digital penetration of Basic is now 73.6%, up from 70.7% and 56.7% at August 31, 2010 and 2009, respectively.
•
Digital Phone lines increased 49,842 during the three month period to 1,146,148 lines and Internet was up 18,752 to total 1,837,618 as at November 30, 2010. During the quarter Basic cable subscribers decreased 7,542.

Cable revenue improved 6.8% for the three month period to $757.8 million over the comparable period last year. Rate increases and customer growth, including acquisitions, partially offset by higher promotional activity, accounted for the improvement. Operating income, excluding the one-time CRTC Part II fee recovery last year of $48.7 million, increased approximately 5% over the comparable quarter. The revenue related growth was partially reduced by higher employee related amounts, mainly due to employee growth and annual merit increases, and increased programming costs. The current period also included a charge related to a recent CRTC decision approving a retroactive rate increase in support structure charges by ILECs. Excluding the Part II fee recovery and the support structure charge, the annual improvement was almost 7.0%.

Shaw Communications Inc.
Revenue increased $15.4 million over the fourth quarter of fiscal 2010 primarily due to rate increases and customer growth partially offset by increased promotional activity. Operating income before amortization declined $7.8 million over this same period primarily due to increased expenses including employee costs, mainly due to annual merit increases, support structure amounts, programming fees, and marketing and sales expenses.
Total capital investment of $177.4 million for the quarter increased $17.3 million over the same period last year.
Success-based capital increased $12.6 million over the comparable three month period due to higher HDPVR rental activity.
Investment in Upgrades and Enhancement and Replacement categories are comparable to the same period last year. The current quarter included higher spending on network capacity offset by lower spending on fibre expansion, upgrades and node segmentation. Shaw continues to invest in technology initiatives to optimize its network and expand capacity.
Investment in Buildings and Other was up modestly in the current three month period. The increase was mainly due to increased investment in various facilities projects and costs related to upgrading billing and provisioning systems partially offset by proceeds on the sale of certain redundant real estate assets.
Spending in new housing development increased $3.9 million over the comparable quarter last year mainly due to higher activity.
During the quarter the Company closed the acquisition of the Lake Broadcasting cable system in British Columbia. The acquisition is complementary to and will provide synergies with existing operations.
As at November 30, 2010 Shaw had 1,146,148 Digital Phone lines which represents a 49.3% penetration of Basic. Shaw also continued to grow its Digital customer base and Digital penetration of Basic at November 30, 2010 was 73.6%, up from 70.7% at August 31, 2010. Shaw now has approximately 790,000 HD capable customers who have access to over 50 HD channels and even greater choice through VOD HD programming.

Shaw Communications Inc.
Subscriber Statistics

			Three months ended
			November 30, 2010
				Change
	November 30, 2010	August 31, 2010(1)	Growth	%
CABLE:
Basic service:
Actual	2,326,766	2,334,308	(7,542)	(0.3)
Penetration as % of homes passed	60.9%	61.4%
Digital customers	1,713,135	1,650,919	62,216	3.8

INTERNET:
Connected and scheduled	1,837,618	1,818,866	18,752	1.0
Penetration as % of basic	79.0%	77.9%
Standalone Internet not included in basic cable	225,078	233,426	(8,348)	(3.6)

DIGITAL PHONE:
Number of lines (2)	1,146,148	1,096,306	49,842	4.5

(1)	August 31, 2010 figures are restated for comparative purposes as if the acquisition of the Lake Broadcasting cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
($000’s Cdn)	2010	2009 (5)%
Revenue
DTH (Shaw Direct)	185,379	179,764	3.1
Satellite Services	20,794	20,947	(0.7)

	206,173	200,711	2.7

Operating income before amortization (1)
DTH (Shaw Direct)	59,073	83,726	(29.4)
Satellite Services	10,436	10,974	(4.9)

	69,509	94,700	(26.6)

Capital expenditures and equipment costs (net):
Success based (3)	23,552	23,040	2.2
Buildings and other	788	2,084	(62.2)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	24,340	25,124	(3.1)

Free cash flow before the following	45,169	69,576	(35.1)
Less:
Interest expense (2)	(6,265)	(6,563)	(4.5)
Cash taxes	(12,225)	(19,001)	(35.7)

Other adjustments:
Non-cash stock option expense	413	406	1.7

Free cash flow (1)	27,092	44,418	(39.0)

Operating Margin (4)	33.7%	33.9%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)
Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the three months ended November 30, 2009. Including the one-time CRTC Part II fee recovery, operating margin would be 47.2%.

(5)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, revenue has increased by $3,287 and operating income before amortization and free cash flow have increased by $850.

Operating Highlights
•	During the quarter Shaw Direct had a net loss of 1,539 customers and as at November 30, 2010 DTH customers total 904,257.
•	Free cash flow for the quarter of $27.1 million compares to $44.4 million in the same period last year.
Revenue of $206.2 million for the three month period was up 2.7% over the same period last year. The improvement was primarily due to rate increases. Operating income before amortization, excluding the one-time Part II fee recovery of $26.6 million in the prior period, improved 2% over the comparable quarter.
Operating income before amortization improved $0.7 million compared to the fourth quarter primarily due to rate increases partially offset by expenses related to customer growth including higher programming costs.

Shaw Communications Inc.
Total capital investment of $24.3 million for the quarter compared to $25.1 million in the same period last year. Other capital was lower mainly due to the expenditures in the prior year related to call centre expansion.
Shaw Direct continually strives to deliver an exceptional customer experience through leading technology, innovative programming and high quality customer service. During the quarter Shaw Direct introduced a new HD receiver with advanced features, launched 13 HD channels including Movie Central 2, Super Ecran 2 and Sportsnet One and as at November 30, 2010 offered 78 HD channels to its 415,000 HD customers.
Subscriber Statistics

			Three months ended
			November 30, 2010
			Change
	November 30, 2010	August 31, 2010	Growth %

DTH customers (1)	904,257	905,796	(1,539)	(0.2)

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MEDIA
FINANCIAL HIGHLIGHTS

October 27, 2010 to
($000’s Cdn)	November 30, 2010
Revenue	125,397

Operating income before amortization (1)	56,772

Capital expenditures:
Broadcast and transmission	1,082
Buildings/other	1,042

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	2,124

Free cash flow before the following	54,648
Less:
Interest expense (2)	(6,484)
Cash taxes	(2,000)

Other adjustments:
CRTC benefit obligation funding	(2,308)
Non-controlling interest	(3,841)

Free cash flow (1)	40,015

Operating margin	45.3%

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest includes an allocation to the Media division based on the cost of debt incurred by the Company to repay Media debt.
Operating Highlights
On October 27, 2010 Shaw completed the final steps in its purchase of all of the broadcasting assets of Canwest. Collectively these assets, including the Global Television Network and 24 Specialty services, now form Shaw Media, a new division of Shaw.
These assets generate the majority of their revenue from advertising sales and subscription based services. The acquisition of the assets was completed at an attractive point in time of the economic cycle, Canwest was operating under creditor protection and had undergone a restructuring process in advance of Shaw’s acquisition. Significant costs had been removed from the business and assets had been rationalized, including closure of the E! channel. Considering the improving economic conditions within Canada and the restructuring process that Canwest had undertaken, Shaw is positioned to benefit from these assets as the economy continues to improve.
The aggregate purchase price for the Canwest broadcasting assets, including the amounts paid to acquire the shares of CW Media from affiliates of Goldman Sachs Capital Partners and the debt assumed at CW Media, was approximately $2.0 billion.
As part of the CRTC decision approving the acquisition, Shaw is required to contribute approximately $180.0 million in new benefits to the broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. Shaw will also continue to fund the remaining CRTC benefit obligation of approximately $95.0 million related to the Canwest purchase of Specialty services from Alliance Atlantis in 2007.

Shaw Communications Inc.
No new targeted safeguards were imposed on Shaw by the CRTC in connection with the acquisition. Any issues of increased concentration and integration arising from overall industry consolidation will be the focus of an industry-wide hearing currently scheduled for June 2011.
Revenue in the Media division for the period October 27, 2010 to November 30, 2010 was $125.4 million and operating income before amortization was $56.8 million. In fiscal 2010 the Canwest broadcasting assets generated solid financial results and reflected the general improvement in the Canadian advertising market and the restructuring initiatives undertaken by Canwest. For informational purposes, on a comparative basis to Q1 last year, Media revenues for the full quarter were up approximately 8% and operating income before amortization, excluding the impact of the one-time Part II fee recovery last year, improved 19%.
In December 2010, in an innovative way for customers to access content whenever and wherever they want, Shaw released its Global App for the iPad. It was the number one free download on the Canadian App Store during the entire first week of launch. The Global App for iPad offers viewers another exciting way to access the network’s blockbuster library of premium content, including full episodes of House, The Good Wife, NCIS: LA, The Office, Rookie Blue and Survivor.
WIRELESS
FINANCIAL HIGHLIGHTS

Three months ended
($000’s Cdn)	November 30, 2010
Operating expenditures	782
Interest expense (1)	4,673
Capital expenditures (as per Note 2 to the unaudited interim Consolidated Financial Statements)	23,341

Total expenditures on Wireless infrastructure build	28,796

(1)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.
•	During the quarter the Company continued its Wireless infrastructure build and invested $24.1 million on this strategic initiative.
During the quarter Shaw was active in equipment purchasing, site acquisition and physical construction of cell sites. Core network components are in the process of installation and an initial lab system is activated with certain test functionality.
The Company is taking a disciplined approach to wireless to ensure delivery of an exceptional customer experience and now expects to roll out these services in the first major market early in calendar year 2012.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended November 30,
			Change
($000’s Cdn)	2010	2009	%
Amortization revenue (expense) —
Deferred IRU revenue	3,137	3,137	—
Deferred equipment revenue	27,318	31,261	(12.6)
Deferred equipment costs	(52,106)	(59,509)	(12.4)
Deferred charges	(256)	(256)	—
Property, plant and equipment	(148,829)	(124,639)	19.4
Other intangibles	(10,006)	(9,092)	10.1
Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparative period due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable period as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended November 30,
			Change
($000’s Cdn)	2010	2009	%

Amortization of financing costs — long-term debt	1,020	1,101	(7.4)
Interest expense — debt	68,695	62,064	10.7
Interest expense increased over the comparative period as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the transaction including repayment of the CW Media term loan and breakage of related currency swaps. In addition, US $338.3 million 13.5% senior unsecured notes were assumed as part of the acquisition.
Debt retirement costs
During the first quarter of the prior year, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions.

Shaw Communications Inc.
CRTC benefit obligation
As part of the CRTC decision approving the Media acquisition, the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The fair value of the obligation of $139.1 million has been recorded in the income statement and was determined by discounting future net cash flows using a 5.75% discount rate.
Business acquisition, integration and restructuring expenses
During the first quarter, the Company recorded $58.1 million of costs in respect of the acquisition of the broadcasting businesses of Canwest and organizational restructuring. Amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new businesses and increasing organizational effectiveness for future growth. The amount also includes package costs for the former CEO of $25.5 million, which represents 3 years total compensation of $8.5 million per annum. This is in line with standards and practices for a CEO of his long tenure.
Loss on derivative instruments
For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. The total amount recorded in respect of all such derivative instruments was a loss of $1.4 million and $44.4 million for the three months ended November 30, 2010 and 2009, respectively. The comparative period included a loss of $50.1 million which was reclassified from accumulated other comprehensive loss in respect of the cross-currency interest rate exchange agreements that no longer qualified as cash flow hedges when the US senior notes were redeemed in October 2009.
Accretion of long-term liabilities
The Company recorded accretion expense of $1.9 million in respect of the discounting of certain long-term liabilities which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.
Foreign exchange gain on unhedged long-term debt
In conjunction with the acquisition of the broadcasting businesses of Canwest, the Company assumed a US $389.6 million term loan and US $338.3 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. As a result of fluctuations of the Canadian dollar relative to the US dollar, a net foreign exchange gain of $3.3 million was recorded.

Shaw Communications Inc.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”).
Income taxes
Income taxes were comparable to the same period last year as the impact of lower net income before income taxes in the current period was offset by an income tax recovery of $17.6 million related to reductions in corporate income tax rates recorded in the first quarter of 2010.
Equity income on investees
During the current quarter, the Company recorded income of $13.4 million in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $19.6 million of operating income before amortization partially offset by interest expense of $4.5 million and other net costs of $1.7 million. The remaining equity income on investees of $0.2 million is in respect of interests in several specialty channels.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2010 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Access rights — Support Structure Rates
On December 2, 2010 the CRTC issued its decision on rates for third party use of telecommunication carrier support structures and generally approved rate increases, retroactive to July 2009, for the majority of the ILECs that participated.
FINANCIAL POSITION
Total assets at November 30, 2010 were $12.3 billion compared to $10.2 billion at August 31, 2010. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2010.
Current assets increased by $225.2 million primarily due to increases in accounts receivable of $334.7 million, inventories of $26.6 million and prepaids and other of $34.4 million all of which were partially offset by a decrease in cash and cash equivalents of $174.7 million. Accounts receivable and prepaids and other increased primarily as a result of the Media acquisition while inventories were higher due to timing of equipment purchases to ensure sufficient supply for the holiday season. Cash and cash equivalents decreased due to funding of income tax amounts in the first quarter.

Shaw Communications Inc.
The derivative instrument is in respect of the CW Media US $338.3 million senior unsecured notes assumed by the Company as part of the Media acquisition. The notes are due in 2015 and have a variable prepayment option at a premium of 106.75 in August 2011 which declines on a straight-line basis to par in 2013.
Investments and other assets decreased by $722.4 million due to the acquisition of remaining equity interest in CW Media which is now consolidated as a 100% owned subsidiary and expensing of acquisition related costs partially offset by investments in several specialty channels purchased in the Media acquisition.
Property, plant and equipment and other intangibles increased by $163.0 million and $76.9 million, respectively as current year capital investment and amounts acquired on the Media acquisition exceeded amortization.
Deferred charges increased by $7.3 million due to prepaid maintenance and support contracts.
Broadcast rights and licenses, and goodwill increased $1.4 billion and $670.6 million, respectively, due to the acquisition of the Canwest broadcasting businesses.
Program rights and advances of $318.2 million arose on the acquisition of the Canwest broadcasting businesses.
Current liabilities (excluding current portion of long-term debt and derivative instruments) were up $47.8 million due to increases in accounts payable of $183.6 million and unearned revenue of $5.5 million partially offset by a decrease in income taxes payable of $141.3 million. Accounts payable and accrued liabilities increased primarily due to impact of the Media acquisition. Unearned revenue was up mainly due to rate increases. Income taxes payable decreased due to funding income tax amounts partially offset by current year tax expense and amounts assumed on the Media acquisition.
Total long-term debt increased $1.4 billion as approximately $1 billion was required to complete the Canwest broadcasting business acquisition, including repayment of the CW Media term loan and breakage of related currency swaps, and the assumption of CW Media’s US $338.3 million 13.5% senior unsecured notes.
Other long-term liabilities increased by $243.1 million primarily due to the non-current portion of CRTC benefit obligations as well as defined benefit pension plans as a result of the Media acquisition.
Future income taxes increased $259.6 million due to the Media acquisition partially offset by current year tax recovery.

Shaw Communications Inc.
Share capital increased $19.3 million due to the issuance of 1,036,241 Class B Non-Voting Shares under the Company’s option plan. As of December 31, 2010, share capital is as reported at November 30, 2010 with the exception of the issuance of 221,794 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive income decreased due settlement of the forward purchase contracts in respect of the closing of the acquisition of the Canwest broadcasting businesses. Non-controlling interests arose in the current quarter due to a number of non-wholly owned specialty channels acquired as part of the Media acquisition.
LIQUIDITY AND CAPITAL RESOURCES
In the current quarter, the Company generated $145.0 million of free cash flow. Shaw used its free cash flow along with $1 billion of borrowings under its revolving credit facility, cash of $257.8 million and proceeds on issuance of Class B Non-Voting Shares of $17.6 million to pay $981.2 million to complete the Canwest broadcasting business acquisition including repayment of the CW Media term loan and breakage of related currency swaps, fund the net change in working capital requirements and inventory of approximately $317 million, pay common share dividends of $95.4 million, fund $23.3 million of Wireless capital expenditures and purchase the Lake Broadcasting cable system for $3.5 million.
Within thirty days of closing of the Media acquisition, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately $60 million, including accrued interest. The change of control offer expired on December 15, 2010 and no further purchases are required.
On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and $400 million senior notes at a rate of 6.75% due November 9, 2039. The effective rate on the $500 million senior notes and $400 million senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility. In conjunction with the senior notes issuances, the unsecured $500 million revolving credit facility was cancelled. No amounts had been drawn under this facility.
On November 25, 2010 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011.
Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.
CASH FLOW
Operating Activities

	Three months ended November 30,
($000’s Cdn)	2010	2009	Change %
Funds flow from operations	264,380	338,952	(22.0)
Net increase in non-cash working capital balances related to operations	(202,493)	(5,393)	>100.0

	61,887	333,559	(81.4)

Funds flow from operations decreased over the comparative quarter primarily due to the realized loss on the mark-to-market payments to terminate the cross-currency interest rate exchange agreements in conjunction with repayment of the CW Media term loan and the Media acquisition, integration and restructuring costs partially offset by lower current taxes in the current period. The net change in non-cash working capital balances over the comparable period is primarily due to funding of income tax amounts in the current period partially offset by the timing of payment of various trade and other payables.
Investing Activities

	Three months ended November 30,
($000’s Cdn)	2010	2009	Increase
Cash flow used in investing activities	(763,690)	(519,898)	243,792
The cash used in investing activities increased over the comparable quarter due to amounts paid to complete the acquisition of the broadcasting businesses of Canwest and higher capital expenditures partially offset by the cash outlay in the comparative quarter for the Mountain Cablevision acquisition and investing certain excess funds in a Government of Canada bond.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
(In $millions Cdn)	2010	2009
Bank loans and bank indebtedness — net borrowings	1,000.0	—
Issuance of Cdn $1.25 billion 5.65% senior notes	—	1,246.0
Issuance of Cdn $650 million 6.75% senior notes	—	645.6
Senior notes issuance costs	—	(9.0)
Redemption of US $440 million 8.25% senior notes	—	(465.5)
Redemption of US $225 million 7.25% senior notes	—	(238.1)
Redemption of US $300 million 7.20% senior notes	—	(312.6)
Repayment of CW Media US $389.6 million term loan	(395.0)	—
Payments on cross-currency agreements	—	(291.9)
Debt retirement costs	—	(79.5)
Dividends	(95.4)	(90.8)
Repayment of Partnership debt	(0.1)	(0.1)
Issue of Class B Non-Voting Shares	17.6	7.9
Purchase of Class B Non-Voting Shares for cancellation	—	(27.9)

	527.1	384.1

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Operating income			Funds flow
		before		Basic earnings	from
($000’s Cdn except per share amounts)	Revenue	amortization (1)	Net income (4)	per share (3)	operations (2)
2011
First	1,078,905	473,354	20,332	0.04	264,380
2010
Fourth	938,872	423,152	121,575	0.28	327,435
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046
Second	839,144	381,832	156,585	0.37	334,508

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	Diluted earnings per share equals basic earnings per share except for the second quarter of 2009 where diluted earnings per share is $0.36.

(4)	Net income attributable to common shareholders is the same as net income except in the first quarter of 2011 where it is $16,642.
Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010. In the fourth quarter of 2010, revenue and operating income before amortization declined by $4.8 million and $12.7 million, respectively due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.

Shaw Communications Inc.
Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs, loss on derivative instruments, and the impact of corporate income tax rate reductions. The first quarter of the current year was also impacted by the acquisition of the Canwest broadcasting businesses. As a result, net income declined by $101.2 million in the first quarter of 2011 as the higher operating income before amortization of $50.2 million due to the contribution from the new Media division and lower income taxes of $32.1 million were offset by the CRTC benefit obligation of $139.1 million and acquisition, integration and restructuring costs of $58.1 million. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on derivative instruments of $44.4 million, the total of which was partially offset by higher operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cablevision acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 due to lower operating income before amortization of $12.7 million and higher amortization expense of $14.7 million. During the second quarter of 2009, the Company recorded a future tax recovery related to reduction in corporate income tax rates which contributed $22.6 million to net income. Net income declined by $24.4 million in the third quarter of 2009 primarily due to the tax recovery recorded in the immediately preceding quarter. The decline in net income in the fourth quarter of 2009 of $7.9 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2010 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out as follows.

Shaw Communications Inc.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.

Shaw Communications Inc.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During 2010, the assessment of the impact on information systems and design phase of system changes have been completed and the implementation phase has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.

Shaw Communications Inc.
The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.

Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.

Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences. Please see the section entitled “Cautionary statement regarding forward-looking statements”.
The following significant differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.

Shaw Communications Inc.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Differences from Canadian GAAP, with
Key accounting area	potential impact for the Company
Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.

Share-based Payments (IFRS 2)	IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period. IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.

Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:
•	in net income using the corridor approach amortized over the expected average remaining working lives,

•	in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or

•	to recognize them in other comprehensive income, as they occur. The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Interests in Joint Ventures (IAS 31)	Although IAS 31 currently permits the use of proportionate consolidation for joint venture interests, proposed changes are expected to be finalized prior to transition to require joint venture interests to be accounted for using the equity method.

Shaw Communications Inc.

Differences from Canadian GAAP, with
Key accounting area	potential impact for the Company
Impairment of Assets (IAS 36)	IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.

Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.
2011 GUIDANCE
With respect to 2011 guidance, the Company expects continued growth in the core Cable and Satellite business and on a preliminary basis, expects that the growth rate of core consolidated operating income before amortization will decline modestly compared to last year’s organic growth rate of approximately 7.5% as a result of competitive market pressures and higher programming costs. Capital investment is expected to decline and cash taxes are estimated to increase.
Overall, preliminary 2011 free cash flow guidance of approximately $550 million provided on October 22, 2010 for the core Cable and Satellite business has not changed. It is expected that the new Media assets will generate approximately $75 million of free cash flow for the 10 month period of inclusion during fiscal 2011, before considering cash funding of the CRTC benefit obligation amounts. Over the next 7 years the benefit obligation funding is approximately $275 million comprising $180 million from the Shaw acquisition and $95 million remaining from the Canwest acquisition of the Specialty services in 2007. After considering the estimated 2011 CRTC benefit obligation cash funding, Media is expected to contribute approximately $50 million of free cash flow and consolidated fiscal 2011 free cash flow is estimated to approximate $600 million.
The investment associated with the Wireless build is being tracked and reported separately from the free cash flow generated from ongoing operations. The Company plans to invest approximately $150 — $200 million during 2011 on its Wireless initiative.
Certain important assumptions for 2011 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; stable advertising demand and rates; cash income taxes to be paid or payable in 2011; and a stable regulatory environment.
See the following section entitled “Caution Concerning Forward-Looking Statements”.

Shaw Communications Inc.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.

Shaw Communications Inc.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	November 30, 2010	August 31, 2010

ASSETS
Current
Cash and cash equivalents	42,065	216,735
Accounts receivable	531,075	196,415
Inventories	80,459	53,815
Prepaids and other	68,213	33,844
Derivative instruments	67,095	66,718
Future income taxes	31,809	27,996

	820,716	595,523
Derivative instrument	15,907	—
Investments and other assets	20,857	743,273
Property, plant and equipment	3,167,682	3,004,649
Deferred charges	240,154	232,843
Intangibles
Broadcast rights and licenses[note 3]	6,448,169	5,061,153
Program rights and advances	318,205	—
Spectrum licenses	190,912	190,912
Goodwill [note 3]	839,710	169,143
Other intangibles	233,399	156,469

	12,295,711	10,153,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	806,685	623,070
Income taxes payable	29,305	170,581
Unearned revenue	150,967	145,491
Current portion of long-term debt [note 4]	566	557
Current portion of derivative instruments	80,904	79,740

	1,068,427	1,019,439
Long-term debt [note 4]	5,394,410	3,981,671
Other long-term liabilities [note 9]	534,590	291,500
Derivative instruments	6,938	6,482
Deferred credits	628,910	632,482
Future income taxes	1,711,452	1,451,859

	9,344,727	7,383,433

Shareholders’ equity
Share capital [note 5]	2,269,757	2,250,498
Contributed surplus [note 5]	56,089	53,330
Retained earnings	378,945	457,728
Accumulated other comprehensive income [note 7]	1,039	8,976
Non-controlling interests	245,154	—

	2,950,984	2,770,532

	12,295,711	10,153,965

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2010	2009

Revenue [note 2]	1,078,905	905,934
Operating, general and administrative expenses	605,551	430,982

Operating income before amortization [note 2]	473,354	474,952
Amortization:
Deferred IRU revenue	3,137	3,137
Deferred equipment revenue	27,318	31,261
Deferred equipment costs	(52,106)	(59,509)
Deferred charges	(256)	(256)
Property, plant and equipment	(148,829)	(124,639)
Other intangibles	(10,006)	(9,092)

Operating income	292,612	315,854
Amortization of financing costs — long-term debt	(1,020)	(1,101)
Interest expense — debt [note 2]	(68,695)	(62,064)

	222,897	252,689
Debt retirement costs	—	(81,585)
CRTC benefit obligation [note 3]	(139,098)	—
Business acquisition, integration and restructuring expenses [note 3]	(58,104)	—
Loss on derivative instruments	(1,411)	(44,432)
Accretion of long-term liabilities	(1,933)	(213)
Foreign exchange gain on unhedged long-term-debt	3,318	—
Other gains	2,429	8,717

Income before income taxes	28,098	135,176
Current income tax expense [note 2]	55,342	94,578
Future income tax expense (recovery)	(33,951)	(73,631)

Income before the following	6,707	114,229
Equity income on investees	13,625	—

Net income	20,332	114,229

Net income attributable to:
Common shareholders	16,642	114,229
Non-controlling interests	3,690	—

	20,332	114,229

Retained earnings, beginning of period	457,728	382,227
Net income attributable to common shareholders	16,642	114,229
Reduction on Class B Non-Voting Shares purchased for cancellation	—	(19,789)
Dividends — Class A Shares and Class B Non-Voting Shares	(95,425)	(90,815)

Retained earnings, end of period	378,945	385,852

Earnings per share [note 6]
Basic and diluted	0.04	0.26

[thousands of shares]
Weighted average participating shares outstanding during period	433,792	432,507
Participating shares outstanding, end of period	434,178	435,363
See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2010	2009

Net income	20,332	114,229

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(606)	(51,435)
Adjustment for hedged items recognized in the period	(7,383)	9,444
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	42,658
Unrealized gain on available-for-sale investment	53	430
Unrealized foreign exchange loss on translation of a self- sustaining foreign operation	(1)	(1)

	(7,937)	36,036

Comprehensive income	12,395	150,265

Comprehensive income attributable to:
Common shareholders	8,705	150,265
Non-controlling interests	3,690	—

	12,395	150,265

Accumulated other comprehensive income (loss), beginning of period	8,976	(38,634)
Other comprehensive income (loss)	(7,937)	36,036

Accumulated other comprehensive income (loss), end of period	1,039	(2,598)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2010	2009

OPERATING ACTIVITIES [note 8]
Funds flow from operations	264,380	338,952
Net decrease in non-cash working capital balances related to operations	(202,493)	(5,393)

	61,887	333,559

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(258,058)	(158,820)
Additions to equipment costs (net) [note 2]	(28,537)	(27,760)
Additions to other intangibles [note 2]	(36,128)	(9,528)
Net addition to inventories	(26,644)	(9,555)
Business acquisitions [note 3]	(420,442)	(155,334)
Purchase of Government of Canada bond	—	(158,968)
Proceeds on disposal of property, plant and equipment [note 2]	6,596	67
Addition to investments and other assets	(477)	—

	(763,690)	(519,898)

FINANCING ACTIVITIES
Increase in long-term debt, net of discounts	1,000,000	1,891,656
Senior notes issuance costs	—	(9,057)
Senior notes repayments	—	(1,016,170)
Other debt repayments [note 3]	(395,076)	(132)
Payments on cross-currency agreements	—	(291,920)
Debt retirement costs	—	(79,488)
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	17,634	7,870
Purchase of Class B Non-Voting Shares for cancellation	—	(27,892)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95,425)	(90,815)

	527,133	384,052

Increase (decrease) in cash	(174,670)	197,713
Cash, beginning of the period	216,735	453,237

Cash, end of the period	42,065	650,950

Cash includes cash and cash equivalents
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
1.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
2.	BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); television broadcasting (Shaw Media); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2010	2009
	$	$
Revenue
Cable	757,831	709,747
DTH	185,379	179,764
Satellite Services	20,794	20,947
Media	125,397	—

	1,089,401	910,458
Intersegment eliminations	(10,496)	(4,524)

	1,078,905	905,934

Operating income (expenditures) before amortization (1) (4)
Cable	347,855	380,252
DTH	59,073	83,726
Satellite Services	10,436	10,974
Media	56,772	—
Wireless	(782)	—

	473,354	474,952

Interest (2)
Cable	50,947	55,166
DTH and Satellite Services	6,265	6,563
Media	6,484	—
Wireless	4,673	—
Burrard Landing Lot 2 Holdings Partnership	326	335

	68,695	62,064

Cash taxes (3)
Cable	45,375	48,005
DTH and Satellite Services	12,225	19,001
Media	2,000	—
Other/non-operating	(4,258)	27,572

	55,342	94,578

(1)	The three months ended November 30, 2009 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(2)
The Company reports interest on a segmented basis for Cable, Media, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

(3)	The Company reports cash taxes on a segmented basis for Cable, Media and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(4)
The presentation of segmented operating income (expenditures) before amortization has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, operating income before amortization for Cable and DTH have decreased by $850 and $25, respectively and increased by $875 for Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended
	November 30,
	2010	2009
	$	$
Capital expenditures accrual basis
Cable (including corporate)	170,619	156,031
Satellite (net of equipment profit)	2,564	1,418
Media	2,124	—
Wireless	23,341	—

	198,648	157,449

Equipment costs (net of revenue received)
Cable	6,761	4,054
Satellite	21,776	23,706

	28,537	27,760

Capital expenditures and equipment costs (net)
Cable	177,380	160,085
Satellite	24,340	25,124
Media	2,124	—
Wireless	23,341	—

	227,185	185,209

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	258,058	158,820
Additions to equipment costs (net)	28,537	27,760
Additions to other intangibles	36,128	9,528

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	322,723	196,108
Decrease in working capital related to capital expenditures	(88,287)	(10,127)
Less: Proceeds on disposal of property, plant and equipment	(6,596)	(67)
Less: Satellite equipment profit (1)	(655)	(705)

Total capital expenditures and equipment costs (net) reported by segments	227,185	185,209

(1)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	November 30, 2010
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,162,517	849,228	478,638	3,003,050	312,132	11,805,565

Corporate assets						490,146

Total assets						12,295,711

	August 31, 2010
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,111,526	844,502	483,404	739,125	287,626	9,466,183

Corporate assets						687,782

Total assets						10,153,965

3.	BUSINESS ACQUISITIONS

	November 30, 2010
		Cumulative equity
	Cash (1)	income	Total
	$	$	$
Television broadcasting businesses (i)	1,208,112	2,180	1,210,292
Cable system (ii)	3,464	—	3,464

	1,211,576	2,180	1,213,756

(1)
The cash consideration includes $708,000 paid in 2010 for the Company’s initial equity investment in CW Media and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549,000 compared to its carrying value of $558,500 under the equity method of accounting which resulted in an amount of approximately $9,500 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

(i)
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Investments Co. (“CW Media”), the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During the third quarter of 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to combine programming content with the Company’s cable and satellite distribution network, and future wireless service, to create a vertically integrated entertainment and communications company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $125,397 of revenue and $56,772 of operating income before amortization for the period from October 27 to November 30, 2010. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the three month period would have been approximately $309,000 and $130,000, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.

In the current quarter, acquisition related costs of $58,104 have been expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.

As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95,000.

The purchase price allocation is preliminary pending finalization of valuation of the net assets acquired. A summary of net assets acquired and preliminary allocation is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	83,134
Receivables	296,665
Other current assets (1)	30,191
Future income taxes	26,882
Derivative instrument	15,765
Investments and other assets	15,958
Property, plant and equipment	140,059
Intangibles (2)	1,775,573
Goodwill, not deductible for tax (3)	670,567

3,054,794
Current liabilities (1)	(285,303)
Current debt (4)	(399,065)
Derivative instruments (4)	(81,975)
Non-current liabilities	(104,306)
Future income taxes	(316,206)
Long-term debt (5)	(411,633)
Non-controlling interests (6)	(246,014)

1,210,292

(1)
The Company acquired a remaining tax indemnity amount of $25,906 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]

(2)	Intangibles includes broadcast licenses, brands, program rights, a trademark and software assets.

(3)
Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt is comprised of a US $389,636 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)
Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338,306 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51,620 face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately US $59,135. The change of control offer expired on December 15, 2010 and no further purchases are required.

(6)
Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(ii)
During the first quarter, the Company purchased the assets of the Lake Broadcasting cable system serving approximately 1,000 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 1, 2010. These assets have contributed approximately $100 of revenue and $50 of operating income before amortization for the period October 1 to November 30, 2010. The purchase price may be impacted by settlement of final closing adjustments for working capital. A summary of net assets acquired is as follows:

$
Identifiable net assets acquired at assigned fair values
Property, plant and equipment	584
Broadcast rights	2,916

3,500
Working capital deficiency	(36)

3,464

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
4.	LONG-TERM DEBT

		November 30, 2010			August 31, 2010
			Adjustment
		Long-term	for finance	Long-term	Long-term
	Effective	debt at	costs and fair	debt	debt at	Adjustment	Long-term
	interest	amortized	value	repayable at	amortized	for finance	debt repayable
	rates	cost (1)	adjustment (1)	maturity	cost (1)	costs (1)	at maturity
	%	$	$	$	$	$	$
Corporate (4)
Senior notes-
Bank loans	Variable	1,000,000	—	1,000,000	—	—	—
Cdn $600,000 6.50% due June 2, 2014	6.56	595,249	4,751	600,000	594,941	5,059	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	396,250	3,750	400,000	396,124	3,876	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	447,998	2,002	450,000	447,749	2,251	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	293,243	6,757	300,000	292,978	7,022	300,000
Cdn $1,250,000 5.65% due October 1, 2019	5.69	1,240,875	9,125	1,250,000	1,240,673	9,327	1,250,000
Cdn $650,000 6.75% due November 9, 2039	6.80	641,707	8,293	650,000	641,684	8,316	650,000
Cdn $350,000 7.50% due November 20, 2013	7.50	347,331	2,669	350,000	347,129	2,871	350,000

		4,962,653	37,347	5,000,000	3,961,278	38,722	4,000,000

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,814	78	20,892	20,950	83	21,033
CW Media Holdings Inc. 13.50% US senior unsecured notes due August 15, 2015 (2)	8.56	411,509	(64,204)	347,305	—	—	—

Total consolidated debt		5,394,976	(26,779)	5,368,197	3,982,228	38,805	4,021,033
Less current portion (3)		566	19	585	557	19	576

		5,394,410	(26,798)	5,367,612	3,981,671	38,786	4,020,457

(1)
Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $37,425 (August 31, 2010 — $38,805) and a fair value adjustment of $64,204 in respect of the US senior unsecured notes assumed on the acquisition of CW Media.

(2)
The US $338,306 senior unsecured notes, which were assumed on acquisition of the Canwest broadcasting business, are translated at the period end foreign exchange rate. Subsequent to quarter end, US $51,620 face amount was tendered under a change of control offer and purchased by the Company for cancellation (see note 3). CW Media Holdings Inc. originally issued US $312,000 senior unsecured notes on July 3, 2008 at 13.5% per annum, compounded semi-annually. For periods up to August 15, 2011 (the “cash interest date”), interest is accrued, however is not payable until maturity unless the Company elects to pay interest in cash with respect to any period before the cash interest date. At November 30, 2010 US $26,306 of accrued interest was outstanding and included in the principal debt balance with respect to the period of July 3, 2008 to February 15, 2009. Interest for all periods subsequent to February 15, 2009 has been paid in cash. After August 15, 2011, interest is payable in cash commencing February 15, 2012. The senior unsecured notes have a variable prepayment option at a premium of 106.75 in 2011 which declines on a straight-line basis to par in 2013. The prepayment option represents an embedded derivative that is accounted for separately at fair value.

(3)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.

(4)
Subsequent to quarter end, the Company issued $500,000 senior notes at a rate of 5.5% due December 7, 2020 and $400,000 senior notes at a rate of 6.75% due November 9, 2039. The effective rate on the $500,000 senior notes and $400,000 senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. In conjunction with the senior notes issuances, the unsecured $500,000 revolving credit facility was cancelled.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
5.	SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the three months ended November 30, 2010 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2010	22,520,064	2,468	410,622,001	2,248,030
Issued upon stock option plan exercises	—	—	1,036,241	19,259

	22,520,064	2,468	411,658,242	2,267,289

Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to November 30, 2010 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 15,140,826 Class B Non-Voting Shares have been issued under the plan. During the three months ended November 30, 2010, 1,036,241 options were exercised for $17,634.
The changes in options for the three months ended November 30, 2010 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,993,150	20.48
Granted	240,000	21.87
Forfeited	(203,500)	20.52
Exercised	(1,036,241)	17.02

Outstanding, end of period	22,993,409	20.65

The following table summarizes information about the options outstanding at November 30, 2010:

		Weighted
		average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
Range of prices	outstanding	contractual life	price	exercisable	exercise price
$8.69	20,000	2.89	$8.69	20,000	$8.69
$14.85 - $22.27	15,133,909	7.21	$18.68	6,785,659	$17.58
$22.28 - $26.20	7,839,500	6.76	$24.47	5,792,250	$24.47

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
The weighted average estimated fair value at the date of the grant for common share options granted was $3.45 per option (2009 — $2.94 per option) for the three months ended November 30, 2010. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30,
	2010	2009
Dividend yield	4.02%	4.47%
Risk-free interest rate	2.24%	2.40%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.7%	26.6%
Contributed surplus
The changes in contributed surplus are as follows:

Three months ended
November 30, 2010
$
Balance, beginning of period	53,330
Stock-based compensation	4,384
Stock options exercised	(1,625)

Balance, end of period	56,089

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
6.	EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended November 30,
	2010	2009
Numerator for basic and diluted earnings per share ($)
Net income attributable to common shareholders	16,642	114,229

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	433,792	432,507
Effect of dilutive securities	1,361	1,241

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	435,153	433,748

Earnings per share ($)
Basic and diluted	0.04	0.26

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
7.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(744)	138	(606)
Adjustment for hedged items recognized in the period	(8,528)	1,145	(7,383)
Unrealized gain on available-for-sale investment	61	(8)	53
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	(9,212)	1,275	(7,937)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(61,820)	10,385	(51,435)
Adjustment for hedged items recognized in the period	13,196	(3,752)	9,444
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	495	(65)	430
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	42,496	(6,460)	36,036

Accumulated other comprehensive income is comprised of the following:

	November 30, 2010	August 31, 2010
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	348	349
Fair value of derivatives	638	8,627
Unrealized gain on available-for-sale investment	53	—

	1,039	8,976

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
8.	STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended November 30,
	2010	2009
	$	$

Net income	20,332	114,229
Adjustments to reconcile net income to funds flow from operations:
Amortization
Deferred IRU revenue	(3,137)	(3,137)
Deferred equipment revenue	(27,318)	(31,261)
Deferred equipment costs	52,106	59,509
Deferred charges	256	256
Property, plant and equipment	148,829	124,639
Other intangibles	10,006	9,092
Financing costs — long-term debt	1,020	1,101
Program rights	13,584	—
Future income tax recovery	(33,951)	(73,631)
Equity income on investees	(13,625)	—
Debt retirement costs	—	81,585
CRTC benefit obligation [note 3]	139,098	—
CRTC benefit obligation funding	(2,308)	—
Business acquisition, integration and restructuring expenses	36,096	—
Stock-based compensation	4,174	4,420
Defined benefit pension plan	9,013	6,969
Loss on derivative instruments	1,411	44,432
Realized loss on settlement of financial instruments	(5,448)	—
Payments on cross-currency agreements [note 3]	(86,109)	—
Foreign exchange gain on unhedged long-term debt	(3,318)	—
Accretion of long-term liabilities	1,933	213
Other	1,736	536

Funds flow from operations	264,380	338,952

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2010	2009
	$	$
Accounts receivable	(37,978)	(18,566)
Prepaids and other	(9,692)	(1,250)
Accounts payable and accrued liabilities	23,992	(77,758)
Income taxes payable	(184,007)	87,302
Unearned revenue	5,192	4,879

	(202,493)	(5,393)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2010 and 2009
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2010	2009
	$	$
Interest	106,536	95,047
Income taxes	237,382	55
(iv) Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Three months ended November 30,
	2010	2009
	$	$
Issuance of Class B Non-Voting Shares on a cable system acquisition	—	120,000
9.	OTHER LONG-TERM LIABILITIES
Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $165,369, the liability of $159,310 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements, the non-current portion of CRTC benefit obligations, including the amount assumed on acquisition, of $187,030 and other liabilities totaling $22,881. The total benefit costs expensed under the Company’s defined benefit pension plans were $9,863 for the three months ended November 30, 2010 (2009 – $7,331).
10.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.